Klondex Announces Key Hires

Vancouver, BC - July 6, 2016- Klondex Mines Ltd. (KDX:TSX; KLDX:NYSE MKT) (“Klondex” or the “Company”) today announced the appointment of Mr. John Antwi, to the position of Senior Vice President of Strategic Development, and Mr. Ian McMullan, as Director, Mining and Engineering.

“As we aggressively develop and explore our core assets, we will selectively build our team to support growth. I am pleased that John and Ian, with their extensive mining experience, will be joining Klondex at this important stage of our development and look forward to their ongoing contributions,” stated Mr. Paul Andre Huet, President and CEO.

John Antwi has over 24 years of mining industry experience and most recently served as the Regional Director for Business Development for Newmont Mining Corporation in North America. Prior to joining Newmont, he was a Geology Superintendent at AngloGold Ashanti where he worked for 13 years and managed technical projects. Mr. Antwi is a geological engineering graduate of Kwame Nkrumah University of Science and Technology and holds a Master’s degree in Mineral Economics from Colorado School of Mines.

Ian McMullan brings over 20 years of experience in the gold mining industry in both the United States and Canada, having served in varying managerial capacities in both operations and engineering, surface and underground. Mr. McMullan comes to Klondex from Newmont Mining Corporation, where he most recently served as Mine Manager for three underground portal operations in Carlin, NV. Mr. McMullan holds a B.S. Mining Engineering from Technical University of Nova Scotia, an MBA from Lansbridge University, and Professional Engineering designation from the province of Ontario.

Further details on the above matters are accessible under the Company's issuer profile on SEDAR at www.sedar.com.

About Klondex Mines Ltd. (www.klondexmines.com)
Klondex is a well-capitalized, junior-tier gold and silver mining company focused on exploration, development, and production in a safe, environmentally responsible, and cost-effective manner. The Company has 100% interests in two producing mineral properties: the Fire Creek Mine and the Midas Mine and ore milling facility, both of which are located in the state of Nevada, USA, as well as the recently acquired True North mine and mill in Manitoba, Canada.

For More Information
John Seaberg
Senior Vice President, Investor Relations and Corporate Development
O: 775-284-5757
M: 303-668-7991
jseaberg@klondexmines.com